

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2010

Gary DeMel
Chief Executive Officer
Newport Digital Technologies, Inc.
620 Newport Center Drive, Suite 570
Newport Beach, CA 92660

>   **Re: Newport Digital Technologies, Inc.**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009**
>   **Filed June 23, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed May 21, 2010**
>   **Amendment No. 1 to Form 10-Q for Quarterly Period Ended**
>   **September 30, 2009 Filed June 23, 2010**
>   **File No. 0-33251**

Dear Mr. DeMel:

We have reviewed your filings and response letter dated June 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment or revisions to future disclosures are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   We reviewed your response to comment one in our letter dated March 2, 2010 and the revisions to your disclosure. However, we believe your discussion and analysis should be revised and/or enhanced in future filings to include the following:

o   a discussion and analysis of material changes in revenues and expenses as presented in your statements of operations, particularly with respect net sales and discontinued operations;

o   a discussion of financial position, liquidity and capital resources that clearly describes your ability to generate adequate amounts of cash to meet your obligations and operate the business on both a short-term and long-term basis and the uncertainties in that regard, including your ability to raise the bridge financing and/or capital needed to support your operations and meet your obligations as they become due until you are able to reach a profitable level of operations;

o   a discussion of the critical accounting estimates that have a material impact on reported financial position and results of operations and on the comparability of such reported information over different reporting periods; and

o   a discussion of off-balance sheet arrangements or lack thereof.

Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.

Notes to Financial Statements, page F-6

2.   We reviewed your response to comment three in our letter dated March 2, 2010 and the revisions to your disclosure. We believe you should disclose transactions resulting in gains from the forgiveness of debt. Please do so in future filings.

3.   We reviewed your response to comment four in our letter dated March 2, 2010 and the revisions to your disclosure. Your disclosure on page 15 states that the fair value of restricted shares is estimated using the Black-Scholes Option Model. As previously requested, please tell your basis in GAAP for using a valuation model rather than using the quoted market price of your common shares to determine the fair value of restricted shares issued as stock-based compensation as of the measurement date. Please also tell us how you determine the measurement date for shares issued in exchange for non-employee services and why your accounting complies with ASC 505-50-30.

4.   We note your response to comment five in our letter dated March 2, 2010. Please tell us when the accounts receivable balance related to the international sale was charged to operations as a bad debt expense and how the charge is classified in your financial statements. In addition, given the significance of the charge to your operating results, please disclose the loss and its classification in future filings as applicable.

Item 6. Exhibits, page 22

5.   Please file an amendment that includes currently dated certifications required by Item 601(b)(31) of Regulation S-K. Please similarly amend your filings on Form 10-Q/A filed June 23, 2010 to include currently dated certifications required by Item 601(b)(31) of Regulation S-K. The certifications should be provided by both your principal executive officer and principal financial officer and should be filed as Exhibits 31 and 32. Please refer to Exchange Act Rule 12b-15.

Signatures, page 23

6.   We note the revisions in response to comment eight in our letter dated March 2, 2009. Please file an amendment that includes a currently dated signature or signatures as required by Exchange Act Rule 12b-15. Please similarly amend your filings on Form 10-Q/A filed June 23, 2010.

Amendment No. 1 to Form 10-Q for Quarterly Period Ended September 30, 2009

7.   Please amend your filing to provide the disclosures required by Item 308T(b) of Regulation S-K.

Item 4(T). Controls and Procedures, page 15

8.   We reviewed your response to comment 10 in our letter dated March 2, 2010 and the revisions to your disclosure. Please amend your filing to provide the disclosures required by Item 308T(b) of Regulation S-K.

Form 10-Q for Quarterly Period Ended March 31, 2010

Item 4(T). Controls and Procedures, page 23

9.   Please file an amendment that includes the disclosures required by Item 307 and Item 308(c) of Regulation S-K.

10.   Please include all exhibits required by Item 601 of Regulation S-K in future filings. Please refer to the exhibit table in Item 601 of Regulation S-K.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief